

May 31, 2022

Abhijit Bhattacharya
Executive Vice President and Chief Financial Officer
Koninklijke Philips NV
Philips Center
Amstelplein 2, 1096 BC
Amsterdam, The Netherlands

   Re: Koninklijke Philips NV
    Form 20-F for the Fiscal Year ended December 31, 2021
    Filed February 22, 2022
    Form 6-K filed April 25, 2022
    File No. 001-05146-01

Dear Mr. Bhattacharya:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

14.1 Reconciliation of non-IFRS information
EBITA and Adjusted EBITA

1. Please revise future filings to clearly identify and describe individually significant transactions included under the "Other items" heading. We note, for example, that the Philips Respironics recall charge is included within the Connected Care Other items adjustments.

<u>Form 6-K filed April 25, 2022</u>

<u>First-quarter highlights</u>

2.   We note the discussion of increasing risks related to COVID-19, China, the Russia-Ukraine war, supply chain and inflationary pressures. In future filings, please revise to clarify the resulting impact of these risks on the company, including how your business segments, products, lines of service, projects, or operations are materially impacted.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences